Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31, 2013
(in millions, except for ratio)	2011	2012	2013
Earnings:
Income (loss) before income taxes	$(36.1)	$47.9	$(0.4)
Adjustment for companies accounted for by the equity method	(6.7)	(6.2)	(15.6)
Less: Capitalized interest	(1.7)	(6.2)	(3.1)
Add: Amortization of capitalized interest	0.1	0.5	1.0

	(44.4)	36.0	(18.1)
Fixed Charges:
Interest and debt expense	112.8	110.3	132.6
Capitalized interest	1.7	6.2	3.1
Rental expense representative of interest factor	1.6	1.8	1.5

	116.1	118.3	137.2
Total adjusted earnings available for payment of fixed charges	$71.7	$154.3	$119.1

Ratio of Earnings to Fixed Charges	(a)	1.3	(a)

(a)	Due to net losses in the years ended December 31, 2011 and 2013, the ratio of earnings to fixed charges was less than 1. Our earnings were insufficient to cover fixed charges requirements by $44.4 million, and $18.1 million for the years ended December 31, 2011 and 2013, respectively.